EX 99.28(h)(38)

Amendment to Amended And Restated Administration Agreement
between JNL Variable Fund LLC and Jackson National Asset Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company (“Administrator”), and JNL Variable Fund LLC, a Delaware limited liability company (“Fund”).

Whereas, the Administrator and the Fund entered into an Amended and Restated Administration Agreement dated as of December 3, 2007 (“Agreement”), whereby the Administrator agreed to provide certain administrative services to several separate series of shares (each a “fund”) of the Fund.

Whereas, the parties have agreed to add a new sub-section “2.2.13 Borrowing,” under section 2, of the Agreement to clarify responsibility for financing expenses.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to add the “2.2.13 Borrowing” section as follows:

2.2.13.  Borrowing

All costs and expenses that may be incurred by a Fund related to borrowing money, including interest expenses.

This Amendment may be executed in two or more counterparts which together shall constitute one document.

In Witness Whereof, the Administrator and the Fund have caused this Amendment to be executed as of this 26th day of August, 2011.

JNL Variable Fund LLC	Jackson National Asset Management, LLC

By: /s/ Susan S. Rhee	By: /s/ Mark D. Nerud
Name: Susan S. Rhee	Name: Mark D. Nerud
Title: Vice President, Counsel, and Secretary	Title: President and CEO